                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

[X]  For the fiscal year ended December 31, 1995.

                                       OR


               TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

[ ]  For the transition period from _______to _______.

                         Commission file number:    000-21640
                                                    ---------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          STATION CASINOS, INC. 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                STATION CASINOS, INC.
                               2411 WEST SAHARA AVENUE
                                 LAS VEGAS, NV  89102

                        STATION CASINOS, INC. 401(k) PLAN

                          INDEX TO FINANCIAL STATEMENTS
                          -----------------------------

                                                                Page
                                                                ----

     Report of Independent Public Accountants                    2

     Statements of Net Assets Available for Plan Benefits as
     of December 31, 1995 and 1994                               3-4

     Statement of Changes in Net Assets Available for Plan
     Benefits for the Year Ended December 31, 1995               5

     Notes to Financial Statements                               6-10

     Schedules:

     I.   Schedule of Assets Held for Investment
          Purposes as of December 31, 1995                       11

     II.  Schedule of Reportable Transactions for the
          Year Ended December 31, 1995                           12

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------

To the Station Casinos, Inc. 401(k) Plan Administrator:

We have audited the accompanying statements of net assets available for plan benefits of the Station Casinos, Inc. 401(k) Plan (the "Plan") as of December 31, 1995 and 1994, and the related statement of changes in net assets available
for  plan  benefits for  the year ended December 31,  1995.   These  financial
statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1995 and reportable transactions for the year ended December 31, 1995 are presented for the purpose of additional analysis and are not a required part of the basic financial
statements  but  are  supplementary  information  required   by  the Department
of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                   ARTHUR ANDERSEN LLP

Las Vegas, Nevada
June 15, 1996

                                             STATION CASINOS, INC.
                                                  401(k) PLAN
                            STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                             AS OF DECEMBER 31, 1995





                                                GROWTH                            WORLD-                              CAPITAL
                                                 AND      STRATEGIC   STRATEGIC    WIDE     NEW     OPPORT-           PRESERV-
                                                INCOME     INCOME     INVESTING   DOLLAR  LEADERS   UNITY    VALUE     ATION
                                                 FUND       FUND        FUND      FUND     FUND     FUND     FUND      FUND
                                                -------    -------   ---------  -------   -------  ------    ----    -------
INVESTMENTS, at fair market value:
Dreyfus Growth and Income Fund                $3,965,482  $      -   $       -   $     - $      - $      -  $     -  $       -
Dreyfus Strategic Income Fund                          -   461,618           -         -        -        -        -          -
Dreyfus Strategic Investing Fund                       -         -   1,726,666         -        -        -        -          -
Dreyfus Worldwide Dollar Fund                          -         -           -     3,727        -        -        -          -
Dreyfus New Leaders Fund                               -         -           -         -  920,301        -        -          -
Quest for Value Opportunity Fund                       -         -           -         -        -  217,160        -          -
AIM Value Fund                                         -         -           -         -        -        -  172,701          -
LaSalle National Trust Capital Preservation Fund       -         -           -         -        -        -        -  2,490,818
Station Casinos, Inc. Common Stock Fund                -         -           -         -        -        -        -          -
Loan Account                                           -         -           -         -        -        -        -          -
                                               ---------   -------    ---------  -------  -------  -------  -------  ---------
   Total Investments                           3,965,482   461,618    1,726,666    3,727  920,301  217,160  172,701  2,490,818
                                               ---------   -------    ---------  -------  -------  -------  -------  ---------
RECEIVABLES:
Employee Contributions                            21,277     9,131       10,344        -   12,862    8,897    9,824     21,157
Employer Contributions                             2,417     1,060        1,163        -    1,340      971    1,007      2,591
                                               ---------   -------    ---------  -------  -------  -------  -------  ---------
                                                  23,694    10,191       11,507        -   14,202    9,868   10,831     23,748
                                               ---------   -------    ---------  -------  -------  -------  -------  ---------

NET ASSETS AVAILABLE FOR
 PLAN BENEFITS                                $3,989,176  $471,809   $1,738,173  $ 3,727 $934,503 $227,028 $183,532 $2,514,566
                                              ==========  ========   ==========  ======= ======== ======== ======== ==========

                                                        STCI
                                                        COMMON
                                                        STOCK          LOAN
                                                        FUND          ACCOUNT       TOTAL
                                                        ------       --------      -------
INVESTMENTS, at fair market value:
Dreyfus Growth and Income Fund                          $     -      $      -      $3,965,482
Dreyfus Strategic Income Fund                                 -             -         461,618
Dreyfus Strategic Investing Fund                              -             -       1,726,666
Dreyfus Worldwide Dollar Fund                                 -             -           3,727
Dreyfus New Leaders Fund                                      -             -         920,301
Quest for Value Opportunity Fund                              -             -         217,160
AIM Value Fund                                                -             -         172,701
LaSalle National Trust Capital Preservation Fund              -             -       2,490,818
Station Casinos, Inc. Common Stock Fund                 538,734             -         538,734
Loan Account                                                  -       611,558         611,558
                                                       --------      --------      ----------
    Total Investments                                   538,734       611,558      11,108,765
                                                       --------      --------      ----------

RECEIVABLES:
Employee Contributions                                    8,750             -         102,242
Employer Contributions                                    1,000             -          11,549
                                                       --------      --------      ----------
                                                          9,750             -         113,791
                                                       --------      --------      ----------

NET ASSETS AVAILABLE FOR
 PLAN BENEFITS                                        $ 548,484     $ 611,558    $ 11,222,556
                                                      =========     =========    ============

           The accompanying notes are an integral part of this statement.

                                             STATION CASINOS, INC.
                                                   401(k) PLAN
                            STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                             AS OF DECEMBER 31, 1994


                                                                                                      STCI
                                             GROWTH AND  STRATEGIC   STRATEGIC    NEW      CAPITAL   COMMON
                                              INCOME      INCOME      INVESTING  LEADERS PRESERVATION STOCK   LOAN
                                               FUND        FUND         FUND      FUND       FUND     FUND   ACCOUNT  TOTAL
                                             ----------  ---------   ---------  -------  ----------  -----  -------   -----
INVESTMENTS, at fair market value:
Dreyfus Growth and Income Fund               $3,050,839  $      -  $       -  $      -   $       -  $     -  $     -  $3,050,839
Dreyfus Strategic Income Fund                         -   215,928          -         -           -        -        -     215,928
Dreyfus Strategic Investing Fund                      -         -  1,330,239         -           -        -        -   1,330,239
Dreyfus New Leaders Fund                              -         -          -   447,311           -        -        -     447,311
LaSalle National Trust Capital Preservation Fund      -         -          -         -   1,922,488        -        -   1,922,488
Station Casinos, Inc. Common Stock Fund               -         -          -         -           -  327,000        -     327,000
Loan Account                                          -         -          -         -           -        -  385,026     385,026
                                             ----------  --------  ---------  --------   ---------  -------  -------  ----------
   Total Investments                          3,050,839   215,928  1,330,239   447,311   1,922,488  327,000  385,026   7,678,831

RECEIVABLES:
Employee Contributions                           16,569     6,189      9,064     8,317      17,387    5,625        -       63,151
Employer Contributions                            1,928       778      1,085       972       2,024      721        -        7,508
                                             ----------    ------     ------   -------    --------   -------  --------  ---------
                                                 18,497     6,967     10,149     9,289      19,411    6,346        -       70,659
                                             ----------    ------     ------   -------    --------   -------  --------  ---------

EXCESS CONTRIBUTIONS PAYABLE                     (1,334)     (406)     (1,011)  (1,630)       (462)    (267)       -       (5,110)
                                             ----------    -------    -------  --------   ---------  -------  --------  ----------

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                              $3,068,002  $222,489   $1,339,377 $454,970  $1,941,437 $333,079  $385,026 $7,744,380
                                             ==========  ========   ========== ========  ========== ========  ======== ==========


                 The accompanying notes are an integral part of this statement.

                                    STATION CASINOS, INC.
                                       401(k) PLAN
                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                  AS OF DECEMBER 31, 1995




                                               GROWTH                               WORLD-
                                                AND      STRATEGIC    STRATEGIC      WIDE      NEW       OPPORT-
                                               INCOME      INCOME     INVESTING     DOLLAR    LEADERS     UNITY
                                                FUND        FUND         FUND        FUND      FUND        FUND
                                               ------     --------     --------    -------   ---------    ------
CONTRIBUTIONS:
Employee Contributions                         $506,034   $217,173     $281,243    $  2,969   $330,476     $112,085
Employer Contributions                           56,853     23,894       30,406           -     33,100       11,065
                                               --------   --------     --------    --------   --------     --------
                                                562,887    241,067      311,649       2,969    363,576      123,150
                                               --------   --------     --------    --------   --------     --------

INVESTMENT INCOME:
  Net Unrealized Appreciation (Depreciation)
     in Market Value of Investments             531,752     34,670      123,322           -     85,396       10,988
  Net Realized Appreciation
     in Market Value of Investments              53,277      5,113       24,216           -     14,905        1,306
  Interest and Dividend Income                  192,770     22,376      180,547           -     71,333        3,499
                                                -------     ------      -------     --------   -------     --------
                                                777,799     62,159      328,085           -    171,634       15,793
                                                -------     ------      -------     --------   -------     --------

BENEFIT PAYMENTS                               (192,009)   (23,162)     (92,210)          -    (50,800)      (2,291)

OTHER ACTIVITY:
  Net Transfers                                (136,089)   (18,717)    (105,366)       (629)    25,249       93,912
  Loans                                        (157,417)   (25,214)     (67,158)          -    (54,292)      (7,276)
  Loan Repayments                                66,003     13,419       23,681           -     24,044        3,740
  Other                                               -       (232)         115       1,387        122            -
                                              ---------    --------     --------   --------    --------      -------

NET INCREASE                                    921,174    249,320      398,796       3,727    479,533      227,028

NET ASSETS AVAILABLE FOR
PLAN BENEFITS:
  Beginning of Year                           3,068,002    222,489    1,339,377          -     454,970            -
                                             ----------   --------   ----------    --------   --------     ---------
  End of Year                                $3,989,176   $471,809   $1,738,173     $3,727    $934,503     $227,028
                                             ==========   ========   ==========    ========   ========     =========


                                                             CAPITAL         STCI
                                                             PRESERV-       COMMON
                                                VALUE         ATION          STOCK        LOAN
                                                FUND          FUND           FUND        ACCOUNT     TOTAL
                                                ------       -------        ------       -------     -----
CONTRIBUTIONS:
Employee Contributions                          $ 88,655     $  532,198    $ 216,936           -    $ 2,287,769
Employer Contributions                             9,869         60,448       23,396           -        249,031
                                                --------     ----------    ---------    ---------   -----------
                                                  98,524        592,646      240,332           -      2,536,800
                                                --------     ----------    ---------    ---------   -----------
INVESTMENT INCOME:
   Net Unrealized Appreciation (Depreciation)
      in Market Value of Investments              (4,052)             -       38,861           -        820,937
   Net Realized Appreciation
      in Market Value of Investments                 186              -       27,227           -        126,230
   Interest and Dividend Income                    9,645        126,290          423      33,010        639,893
                                                --------     ----------    ---------    ---------   -----------
                                                   5,779        126,290       66,511      33,010      1,587,060
                                                --------     ----------    ---------    ---------   -----------

BENEFIT PAYMENTS                                   (891)      (224,903)     (29,394)    (31,416)      (647,076)

OTHER ACTIVITY:
   Net Transfers                                  82,416        135,561      (76,337)          -              -
   Loans                                          (4,197)      (105,812)           -     421,366              -
   Loan Repayments                                 1,901         49,347       14,293    (196,428)             -
   Other                                               -              -            -           -          1,392
                                                --------     ----------     ---------   ---------   -----------

NET INCREASE                                     183,532        573,129      215,405     226,532      3,478,176

NET ASSETS AVAILABLE FOR
PLAN BENEFITS:
   Beginning of Year                                   -      1,941,437      333,079     385,026      7,744,380
                                                --------     ----------     --------    --------    -----------
   End of Year                                  $183,532     $2,514,566     $548,484    $611,558    $11,222,556
                                                ========     ==========     ========    ========    ===========


              The accompanying notes are an integral part of this statement.

                              STATION CASINOS, INC.
                                   401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS


1.   DESCRIPTION OF THE PLAN
     -----------------------

     The following description of the Station Casinos, Inc. 401(k) Plan (the "Plan") provides only general information of the Plan which has been legally established through a formal retirement Plan Document and Trust Agreement. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

     GENERAL
     -------

     The Plan is a qualified, contributory defined contribution plan covering all non-bargaining unit employees of Station Casinos, Inc. (the "Company") who have completed 1,000 hours of service during a single year and have attained the age of 21.

     CONTRIBUTIONS, VESTING AND ALLOCATION
     -------------------------------------

     Participants may make contributions to the Plan of any amount up to 15% of their annual compensation, but not to exceed the maximum dollar limit set by the Internal Revenue Service each year. Participants may make rollover contributions to the Plan. All participant contributions are immediately 100% vested and are nonforfeitable. Subject to the limitations described below, the Company makes matching contributions to the Plan on behalf of each participant in an amount equal to 25% of the first 4% of compensation which a participant contributes to the Plan as pre-tax contributions. A participant is credited with a year of service for vesting purposes upon completion of 1,000 hours of service during the Plan year. A participant begins to vest in that portion of his or her account attributable to the Company's matching contributions as follows:


          VESTING SERVICE             VESTING %
          ---------------             ---------
          Less than 1 year                0

          1 year                         20

          2 years                        40

          3 years                        60

          4 years                        80

          5 or more years               100


     Each year the Company may make an additional discretionary contribution to the Plan. The discretionary contribution is allocated among the accounts of eligible participants. Participants become 100% vested in the discretionary contribution after five years of service. In the event of termination of a participant by reason of death or disability, the full value of the participant's account as of the immediately preceding valuation date becomes vested.

     All  contributions  are invested in multiples of 1% as  designated  by  the participant. A participant, however, may only invest 20% of his or her account balance in the Station Casinos, Inc. Common Stock Fund. Each day the plan trustee will determine the value of all assets in each investment fund. The daily net gain or loss on the assets in each investment fund is determined and any such gain or loss is allocated to the accounts of participants in proportion to the amount of each participant's investment in the investment fund.

     Nine separate elective investment funds are available for the purpose of investing contributions. The funds are as follows:

     a.   DREYFUS GROWTH AND INCOME FUND
          ------------------------------

     This investment fund's goal is to provide long term capital growth, current income and growth of income, consistent with reasonable investment risk. The Dreyfus Growth and Income Fund invests in equity and debt securities and money market instruments of domestic and foreign issuers. The fund is managed by The Dreyfus Corporation.

     b.   DREYFUS STRATEGIC INCOME FUND
          -----------------------------

     This investment fund's goal is to maximize current income by investing principally in debt securities of domestic and foreign issuers. At least 65% of the funds total assets ordinarily will be invested in debt securities, such as bonds, debentures, notes, mortgage-related securities, convertible debt obligations and convertible preferred stocks, of domestic and foreign issues. The fund is managed by The Dreyfus Corporation.

     c.   DREYFUS STRATEGIC INVESTING FUND
          --------------------------------

     This investment fund's goal is to provide capital growth. The Dreyfus Strategic Investing Fund invests primarily in equity securities of domestic and foreign issuers which would be characterized as "value" companies according to the criteria established by The Dreyfus Corporation. The fund is managed by The Dreyfus Corporation.

     d.   DREYFUS WORLDWIDE DOLLAR FUND
          -----------------------------

     This investment fund's goal is to provide as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Worldwide Dollar Fund invests in short-term money market obligations. This fund is managed by The Dreyfus Corporation.

     e.   DREYFUS NEW LEADERS FUND
          ------------------------

     This investment fund's goal is to maximize capital appreciation. The Dreyfus New Leaders Fund seeks out companies that the Dreyfus Corporation believes have the potential for significant growth. The fund is managed by The Dreyfus Corporation.

     f.   QUEST FOR VALUE OPPORTUNITY FUND
          --------------------------------

     This investment fund's goal is to obtain growth of capital over time through investments in a diversified portfolio of common stocks, bonds and cash equivalents, the proportions of which will vary based upon the investment advisor's assessment of the relative values of each investment under prevailing market conditions. The Quest for Value Opportunity Fund will invest primarily in common stocks and securities convertible into common stock. The fund is managed by Quest for Value Advisors.

     g.   AIM VALUE FUND
          --------------

     This investment fund's goal is to achieve long-term growth of capital by investing primarily in equity securities judged by the fund's investment advisor to be undervalued relative to the investment advisor's appraisal of the current or projected earnings of the companies issuing the securities, or relative to current market values of assets owned by the companies issuing the securities or relative to the equity market generally. Income is a secondary objective. This fund is managed by AIM Advisors, Inc.

     h.   LASALLE NATIONAL TRUST CAPITAL PRESERVATION FUND
          ------------------------------------------------

     Assets in this investment fund are invested primarily in guaranteed investment contracts and alternative investment contracts issued by various insurance companies, commercial banks and investment banks. The fund is managed by the LaSalle National Trust, N.A.

     i.   STATION CASINOS, INC. COMMON STOCK FUND
          ---------------------------------------

     Amounts in this investment fund are invested in an unsegregated fund holding shares of common stock of Station Casinos, Inc. Separate accounts are established to record each participant's interest in this investment fund. While awaiting settlement of investment transactions, the fund invests amounts in Dreyfus Liquid Assets, Inc., a money market fund managed by The Dreyfus Corporation. Dividends or other distributions to common stock shareholders will be used by the plan trustee to acquire additional shares of common stock for the participants of the Station Casinos, Inc.
     Common Stock  Fund.   Any brokerage commissions or similar charges in
     connection with the purchase or sale of shares of company stock under the Station Casinos, Inc. Common Stock fund will be reflected in the number of shares purchased or the proceeds from common stock sold.

     PARTICIPANT ACCOUNTS
     --------------------

     The portion of a participant's account that is not vested is forfeited when the participant terminates employment with the Company. Forfeitures shall be first used to reinstate prior forfeitures of participants who return to the employment of the employer and then are used to reduce future employer contributions to the Plan. Forfeitures for the year ended December 31, 1995 were $19,791.

     PAYMENT OF BENEFITS
     -------------------

     Upon normal retirement or death, vested benefits from the Plan may be made in either the form of a lump sum distribution of the whole shares of common stock credited to a participant's account and a lump sum cash payment of the remainder of the participant's account or in a series of payments over a period not to extend beyond the life expectancy of the participant or the joint life expectancy of the participant and the participant's beneficiary.

     Any participant who terminates employment with the Company shall be entitled to receive the value the vested portion of his or her account no later than the sixtieth day after the close of the plan year in which the participant terminates employment.

     Participants may withdraw from their account once they have attained  age
     59  1/2.   Participants may also withdraw from  their  account,  without regard to age, in the event of extreme hardship.

     ADMINISTRATION
     --------------

     The Plan is administered by a committee designated by the Company's Board of Directors (the "Administrative Committee").

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     ------------------------------------------

     a.   BASIS OF PRESENTATION
          ---------------------

           The financial statements of the Plan are maintained on an accrual basis.

     b.   PLAN EXPENSES
          -------------

           Legal, management trust, administrative and accounting expenses are paid by the Trust if not paid by the Company. Payment of such fees are directed by the Administrative Committee.

     c.   INVESTMENTS
          -----------

           Investments are stated at their current market value measured by the latest available quoted market prices in active markets. Investment income is recorded as earned on a daily basis.

     d.   PARTICIPANT LOANS
          -----------------

           Subject to the rules and limitations contained in the Plan, a participant is able to request a loan for an amount equal to as much as $50,000, but not to exceed 50% of the vested amount credited to his or her account. At December 31, 1995 and 1994 there were outstanding participant loans in the amount of $611,558 and $385,026, respectively, which approximates the fair value of the loans. The participant loans bear interest  at  prime  plus 1%, which for the year ended  December  31,  1995 ranged from 9.25% to 10.00%. The loans require equal repayments of principal and interest (with payments not less than quarterly) over a period not to exceed five years.

3.   BENEFITS PAYABLE
     ----------------

     Benefits payable as of December 31, 1995 and December 31, 1994 were $5,062 and $40,459, respectively. These amounts are included in net assets available for plan benefits in the accompanying statements of net assets available for plan benefits.

4.   TRUSTEE AND TRUST AGREEMENT
     ---------------------------

     As of December 31, 1995, the assets of the Plan were held by the Dreyfus Trust Company ("the Trustee") under a Trust Agreement. Among other duties, the Trustee receives the employee's contributions, invests the trust funds, and makes payments to plan participants as directed by the Administrative Committee. The recordkeeping function of the Plan is performed by The Dreyfus Service Corporation.

     In February 1996, the Company changed the recordkeeping and trustee functions to W.F. Corroon Corporation and The Riggs National Bank of Washington, D.C., respectively. Several of the investment funds were also changed. The new investment funds are similar to the investment funds offered at December 31, 1995.

5.   INCOME TAX STATUS OF THE PLAN
     -----------------------------

     The Internal Revenue Service has determined and informed the Company by a letter dated February 10, 1995, that the Plan is qualified and the Trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Administrative Committee and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

6.   PLAN TERMINATION
     ----------------

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants will become 100% vested in their account balances.

                                              STATION CASINOS, INC.
                                                   401(k) Plan
                     Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                            AS OF DECEMBER 31, 1995
                                                EIN # 88-0231933

                                                  SCHEDULE I


                                                                                                    MARKET
DESCRIPTION                                                    OF UNITS           COST              VALUE
- - -----------                                                    --------           ----              -------

DREYFUS GROWTH AND INCOME FUND                                  213,773           $3,596,057        $3,965,482
   The Dreyfus Corporation
DREYFUS STRATEGIC INCOME FUND                                    31,814              437,077           461,618
   The Dreyfus Corporation
DREYFUS STRATEGIC INVESTING FUND                                 83,253            1,846,547         1,726,666
   The Dreyfus Corporation
DREYFUS WORLDWIDE DOLLAR FUND                                     3,727                3,727             3,727
   The Dreyfus Corporation
DREYFUS NEW LEADERS FUND                                         24,614              861,560           920,301
   The Dreyfus Corporation
QUEST FOR VALUE OPPORTUNITY FUND                                  8,496              206,064           217,160
   Quest for Value Advisors
AIM VALUE FUND                                                    6,442              176,720           172,701
   AIM Advisors, Inc.
LASALLE NATIONAL TRUST CAPITAL PRESERVATION FUND              2,490,818            2,490,818         2,490,818
   La Salle National Trust, N.A.
STATION CASINOS, INC. COMMON STOCK FUND*                         39,037              527,263           538,734

LOAN ACCOUNT                                                    611,558              611,558           611,558
                                                                                 -----------       -----------
                                                                                 $10,757,391       $11,108,765
                                                                                 ===========       ===========

* Party in interest

                                                              11

                                              STATION CASINOS, INC.
                                                   401(k) PLAN
                               Item 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                      FOR THE YEAR ENDED DECEMBER 31, 1995
                                                   EIN # 88-0231933

                                                   SCHEDULE II

                                                            PURCHASES                                SALES
                                                   -------------------------   ---------------------------------------------------

                                                     NUMBER OF                  NUMBER OF                ORIGINAL
DESCRIPTION                                        TRANSACTIONS      COST      TRANSACTIONS   PROCEEDS     COST        GAIN (LOSS)
- - -----------                                        ------------      ----      -------------  --------   ---------     -----------
DREYFUS GROWTH AND INCOME FUND                          110        $875,628          122       $546,014   $520,168    $25,846

DREYFUS STRATEGIC INVESTING FUND                         91        $530,463           -        $   -      $     -     $   -

DREYFUS WORLDWIDE DOLLAR FUND                            60      $1,985,821           80     $1,982,095 $1,982,095    $   -

DREYFUS NEW LEADERS FUND                                121        $540,309           -        $   -      $     -     $   -

LASALLE NATIONAL TRUST CAPITAL PRESERVATION FUND        151      $1,022,207          120      $ 454,220   $454,220    $   -

STATION CASINOS, INC. COMMON STOCK FUND                 369        $882,537          178      $ 729,842   $713,578    $16,264

LOAN ACCOUNT                                             33        $421,366           -       $    -      $      -    $   -



                                  EXHIBIT INDEX


Exhibit Number      Description
- - --------------      -----------

23.1                Consent Of Independent Public Accountants

                                    SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



Date:  June 21,1996           STATION CASINOS, INC. 401(k)PLAN


                         By: /s/ Glenn C. Christenson
                             ------------------------
                              Glenn C. Christenson
                              Executive Vice President, and
                                Chief Financial Officer

                                  Exhibit 23.1
                         Consent of Arthur Andersen LLP


                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    -----------------------------------------


As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into the Company's previously filed registration statements on Form S-8 (File No. 33-70342) and on Form S-8 (File No. 33-63752).




                                   Arther Andersen LLP
Las Vegas, Nevada
June 21, 1996